SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                               Knight Fuller, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.001 Par Value
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                         (Title of Class of Securities)

                                     49900N 10 7
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                                 (CUSIP Number)
                                Stephen Hallock
                             Opus International, LLC
                             12753 Mulholland Drive
                             Beverly Hills, CA  90210
                                (818) 762- 1318

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                August 9, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.-1(e), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

 CUSIP No.                           49900N 10 7
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1) Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):

                  Opus International, Inc., Employer ID No.

                                   91-1903590
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2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)
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3)  SEC  Use  Only
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4)  Sources  of  Funds  (See  Instructions):
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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)

    or 2(e)
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6)  Citizenship  or  Place  of  Organization:     U.S.

Number of                  (7)  Sole Voting Power:        2,660,000 common
Shares Beneficially
owned by                   (8)  Shared Voting Power            -0-
Each Reporting             (9)  Sole Dispositive Power:   2,660,000 common
Person

    (10)  Shared Dispositive Power           -0-

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                       2,660,000 shares common stock
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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                (See Instructions)
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13)  Percent  of Class  Represented  by  Amount  in Row  (11):
     5.54% of common stock
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14)  Type  of  Reporting  Person  (See  Instructions):   OO
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2


Item 1.   Security and Issuer

This statement relates to the common stock, $0.0001 par value ("Common Stock") of Knight Fuller, Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at 190 N: Canon Drive, Suite 420, Beverly Hills, CA 90210.

Item 2.  Identity and Background

This statement is filed by Opus International, LLC, a limited liability company organized under the laws of the state of Maryland. Its place of organization is the state of Maryland. Its principal business is investments. The address of its principal place of business is 12753 Mulholland Drive, Beverly Hills, CA 90210.

During the last five (5) years, neither Opus International, LLC, nor its Manging Members have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five (5) years, neither Opus International, LLC nor its Managing Members have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On July 30, 2004, Opus International, LLC contributed 350,469 shares of Celtron International, Inc. to Knight Fuller, Inc. in exchange for 100 shares of the Company's Series A Preferred stock, and 350,000 shares of the Company's common stock.


On April 5, 2005, Opus International exercised an option to purchase 300,000 Shares of common stock at $1.00 per share, in exchange for the discharge of $300,000 in debt owed to Knight Fuller.

On June 23, 2005, Opus International converted 19 shares of its Series A Preferred Common Stock to 1,900,000 common shares of Knight Fuller, Inc.

On August 9, 2005, Opus International converted its remaining shares of Series A Preferred Stock to 1,360,000 shares of Knight Fuller common stock.

On August 17, 2005, Opus compensated a consultant with 600,000 shares of common stock in exchange for consulting work performed.


Item 4.  Purpose of Transaction

The purpose of the transactions were to receive value in exchange for a discharge of debt, and to assist in capital restructuring by exchanging convertible preferred stock with super voting rights to common stock without super voting rights.

Opus International, LLC reserves the right to actively pursue various proposals which could relate to or would result in:

   a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

   b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

   c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

   d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

   e. Any material change in the present capitalization or dividend policy of the Issuer;

   f. Any other material change in the Issuer's business or corporate structure;

   g. Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

   h. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

   i. Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

As of August 9, 2005, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

The powers of the Reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

No transactions in the class of securities reported on were effected by any of the persons named in this Item 5 during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer. Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.
                                    SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2005
Opus International, LLC

Stephen Hallock
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Stephen Hallock, Managing Member